Filed pursuant to Rule 424(b)(3)

Registration No. 333-268103

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 8, 2022)

PROMIS NEUROSCIENCES INC.

Up to 1,383,755 Common Shares Underlying Units

Up to 345,939 Common Shares Underlying Warrants

This Prospectus Supplement No. 12 (this “Prospectus Supplement”) amends and supplements the Prospectus dated November 8, 2022 (the “Prospectus”) of ProMIS Neurosciences Inc. (the “Company”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-268103) (our “Registration Statement”). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 1,729,694 of our common shares, no par value (“common shares”), which consists of (i) up to 1,383,755 common shares that are issuable to certain of the Selling Shareholders that are party to the Unit Purchase Agreement, dated October 11, 2022 (the “Unit Purchase Agreement”); and (ii) up to 345,939 common shares that are issuable to certain of the Selling Shareholders that are party to the Unit Purchase Agreement upon the exercise of warrants to purchase our common shares that we issued to Selling Shareholders in a private placement that closed in connection with the Unit Purchase Agreement.

This Prospectus Supplement includes information from our Form 8-K, filed with the Securities and Exchange Commission on August 22, 2023, disclosing that the Company entered into a securities purchase agreement with certain new and existing accredited investors to issue and sell an aggregate of approximately $20.4 million of (a) common share units, each consisting of one of the Company’s common shares (the “Common Shares”) and one warrant to purchase one Common Share (the “Warrants”) (the “Common Share Units”) and (b) pre-funded units, each consisting of one pre-funded warrant to purchase one Common Share and one Warrant (the “Pre-Funded Units”). The Common Share Units were sold at a price of $1.88 per unit and the Pre-Funded Warrants were sold at a price of $1.87 per unit through a private investment in public equity (“PIPE”) financing. The final closing of the sales of the Common Share Units and Pre-Funded Units is expected to occur on August 23, 2023.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously filed, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 21, 2023

PROMIS NEUROSCIENCES INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	001-41429	98-0647155
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 200, 1920 Yonge Street, Toronto, Ontario	M4S 3E2
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (416) 847-6898

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value per share	PMN	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 21, 2023, ProMIS Neurosciences Inc. (the “Company”) entered into an Unit Purchase Agreement (the “Unit Purchase Agreement”) with selected investors that qualify as “accredited investors” (the “PIPE Investors”), as defined in Rule 501(a) of Regulation D promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), for the purpose of raising approximately $20.4 million in gross proceeds for the Company (the “Offering”). Pursuant to the terms of the Unit Purchase Agreement, the Company agreed to sell to PIPE Investors in the Offering, an aggregate of (a) 9,945,969 common share units (the “Common Share Units”), each consisting of one of the Company’s common shares, no par value (the “Common Shares”), and one warrant to purchase one Common Share (the “Warrants”) and (b) 954,725 pre-funded units, each consisting of one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”) and one Warrant (the “Pre-Funded Units” and together with the Common Share Units, the “Units”). The purchase price for each Common Share Unit was $1.88 per Common Share Unit and the purchase price for each Pre-Funded Unit was $1.87 per Pre-Funded Unit. The Warrants have an exercise price of $ 1.75 per whole Warrant, are exercisable beginning February 21, 2024 and will expire February 21, 2029. The final closing of the sales of the Units pursuant to the Unit Purchase Agreements is expected to occur on August 23, 2023. The gross proceeds to the Company from the Offering are expected to be approximately $20.48 million before deducting placement agent fees and other offering expenses.

In connection with the Unit Purchase Agreement, the Company entered into a Registration Rights Agreement with each of the PIPE Investors (the “Registration Rights Agreement”), pursuant to which the Company is required to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act, covering the resale of the Common Shares issued to the PIPE Investors under the Unit Purchase Agreement, together with the Common Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants (the “Warrant Shares”). The Company is required to file the Registration Statement with the SEC within 30 days after the date of the final closing of the Offering (the “Filing Date”) and is required to have the Registration Statement declared effective by the SEC within 45 days after the Filing Date (or 90 days after the Filing Date in the event the SEC notifies the Company in writing that it will conduct a review of the Registration Statement).

In connection with the Offering, the Company has agreed to issue warrants to a placement agent equivalent to 3% of the Common Shares and Pre-Funded Warrants included in the Units sold in the Offering at an exercise price equal to U.S. $1.75 and a three year exercise period (the “Placement Agent Warrants”).

Additionally, on August 21, 2023, the Company entered into a letter agreement (the “Letter Agreement”) with certain holders (the “Series 1 Preferred Share Investors”) of the Company’s Series 1 convertible preferred shares (the “Series 1 Preferred Shares”), whereby the Company agreed that the Company (i) will not, for a period of nine months following August 21, 2023, sell equity securities or securities convertible into equity securities or otherwise take any action which will result in the occurrence of the Mandatory Conversion Event (as defined in the Company’s Articles of Amalgamation), unless the Company receives proceeds from the sale of equity securities or securities convertible into equity securities in an amount exceeding $14.0 million in a single closing (the “Financing Limitation”) and (ii) will promptly negotiate in good faith with the Series 1 Preferred Share Investors regarding an acceptable restructuring of the Company’s capital structure and organizational documents to amend any requirement that the Series 1 Preferred Shares be subject to any mandatory conversion of those shares into any other class or series of shares of capital stock of the Company so as to, in all events, preserve the economic benefit of the liquidation preference applicable to the Series 1 Preferred Shares for the holders thereof (the “Amendment”). Upon such Amendment, the Financing Limitation will temrinate.

The foregoing descriptions of the material terms of the Unit Purchase Agreement, the Warrants, the Pre-Funded Warrants and the Registration Rights Agreement, do not purport to be complete and are qualified in their entirety by reference to the full texts of the Form of Unit Purchase Agreement, the Form of Warrant, the Form of Pre-Funded Warrant and the Form of Registration Rights Agreement, copies of which are filed as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, to this Current Report on Form 8-K (the “Report”) and are incorporated herein by reference.

Item 3.02	Unregistered Sale of Equity Securities.

The information contained in Item 1.01 of this Report relating to the Offering is hereby incorporated by reference into this Item 3.02. The Units, Common Shares, Pre-Funded Warrants, Warrants and Warrant Shares, are being sold and/or issued without registration under the Securities Act in reliance on the exemption provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and/or Rule 506(b) of Regulation D promulgated thereunder as well as available exemptions under applicable state securities laws.

Item 8.01 Other Information.

On August 21, 2023, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Form of Warrant
4.2	Form of Pre-Funded Warrant
10.1	Form of Unit Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press Release dated August 21, 2023
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROMIS NEUROSCIENCES INC.

Date: August 22, 2023	By:	/s/ Gail Farfel
Name: Gail Farfel, Ph.D.
Title: Chief Executive Officer